UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2019 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2019 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated July 31, 2019. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2019 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Additional Japanese GAAP Financial Information for the Three Months Ended June 30, 2019

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

PT Bank Danamon Indonesia, Tbk. and four other companies were newly included in the scope of consolidation due to the transfer from the scope of application of the equity method or other reasons.

II.	Significant changes in the scope of application of the equity method

PT Bank Danamon Indonesia, Tbk. was excluded from the scope of application of the equity method due to the transfer to the scope of consolidation.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2019	June 30, 2019
Loans to bankrupt borrowers	¥46,597	¥64,304
Non-accrual delinquent loans	586,487	603,282
Accruing loans contractually past due 3 months or more	18,600	18,805
Restructured loans	315,406	321,000

Total	¥967,092	¥1,007,393

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2019	June 30, 2019
Principal-guaranteed money trusts	¥7,617,688	¥6,069,819

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2019	June 30, 2019
Guarantee obligations for private placement bonds	¥394,626	¥358,576

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Equity in earnings of the equity method investees	¥84,488	¥79,299
Gains on sales of equity securities	67,314	36,872

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Write-offs of loans	¥27,201	¥26,207
Losses on investments as a result of the U.S. Tax Cuts and Jobs Act	17,439	—

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2018 and 2019.

Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Depreciation	¥77,633	¥77,039
Amortization of goodwill	4,261	4,495

5.	Shareholders’ Equity

For the three months ended June 30, 2018

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2019

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2018

	(in millions of yen)
	For the three months ended June 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥369,095	¥132,029	¥92,193	¥164,892	¥51,621	¥809,832	¥155,405	¥8,729	¥973,968
Operating expenses	303,428	74,994	60,288	117,013	29,748	585,472	57,211	37,526	680,210

Operating profit (loss)	¥65,667	¥57,035	¥31,905	¥47,879	¥21,873	¥224,360	¥98,194	¥(28,796)	¥293,757

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2019

	(in millions of yen)
	For the three months ended June 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥357,007	¥129,639	¥94,999	¥174,236	¥50,072	¥805,955	¥173,821	¥6,454	¥986,230
Operating expenses	295,646	78,125	60,802	130,531	31,005	596,111	56,797	38,543	691,453

Operating profit (loss)	¥61,360	¥51,513	¥34,197	¥43,704	¥19,066	¥209,843	¥117,023	¥(32,089)	¥294,777

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Total operating profit of reporting segments	¥293,757	¥294,777
Operating profit of consolidated subsidiaries excluded from reporting segments	4,454	3,792
Credit related expenses	(27,192)	(25,857)
Gains on reversal of allowance for credit losses	17,562	39,366
Gains on reversal of reserve for contingent losses included in credit costs	18,737	4,225
Gains on loans written-off	15,451	16,394
Net gains on equity securities and other securities	62,395	23,928
Equity in earnings of the equity method investees	84,488	79,299
Others	(49,841)	17,572

Ordinary profit in the consolidated statement of income	¥419,814	¥453,499

(3)	Changes in reporting segments

From the three months ended June 30, 2019, MUFG has reflected changes in the allocation of net revenue and operating expenses among reporting segments in our segment information calculation methodology.

Accordingly, the business segment information for the three months ended June 30, 2018 has been restated based on the new allocation.

7.	Financial Instruments

There are no material changes to be disclosed as of June 30, 2019 compared to March 31, 2019.

8.	Securities

There are no material changes to be disclosed as of June 30, 2019 compared to March 31, 2019.

9.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2019 compared to March 31, 2019.

10.	Derivatives

The following shows those derivatives as of June 30, 2019 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2019.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥9,674,566	¥(1,720)	¥(1,720)
	Interest rate options	25,242,324	3,134	(307)
Over-the-counter	Forward rate agreements	93,293,925	222	222
(“OTC”) transactions	Interest rate swaps	1,093,092,633	315,379	315,379
	Interest rate swaptions	48,329,182	(120,578)	67,843
	Other	7,172,215	9,761	(3,296)

	Total	—	¥206,198	¥378,120

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (February 13, 2002) (“JICPA Industry Audit Committee Report No. 24”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		June 30, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥13,548,120	¥(5,603)	¥(5,603)
	Interest rate options	29,270,217	1,654	(3,623)
OTC transactions	Forward rate agreements	142,952,875	258	258
	Interest rate swaps	1,095,809,058	443,616	443,616
	Interest rate swaptions	52,548,758	(97,879)	88,842
	Other	7,727,713	11,209	(1,918)

	Total	—	¥353,256	¥521,572

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 and other relevant standards are excluded from the above table.

II.	Bond-related derivatives

		(in millions of yen)
		March 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,349,371	¥(4,719)	¥(4,719)
	Bond futures options	3,794,762	1,388	(2,935)
OTC transactions	Bond OTC options	217,083	(547)	(576)
	Bond forward contracts	965,095	(4,991)	(4,991)
	Bond OTC swaps	408,150	6,637	6,637
	Total return swaps	236,994	3,464	3,464

	Total	—	¥1,232	¥(3,120)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,092,994	¥(2,421)	¥(2,421)
	Bond futures options	8,230,718	163	1,166
OTC transactions	Bond OTC options	827,365	(366)	(376)
	Bond forward contracts	2,204,255	(979)	(979)
	Bond OTC swaps	391,941	(6,186)	(6,186)
	Total return swaps	200,413	5,846	5,846

	Total	—	¥(3,944)	¥(2,950)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Business Combinations

Business combination through acquisition

(PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through an additional share acquisition)

On April 29, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, acquired an additional equity interest in PT Bank Danamon Indonesia, Tbk. (“Danamon”), an equity method affiliate of MUFG and the Bank.

As a result, the Bank’s voting rights in Danamon exceeded 50%, and Danamon became a consolidated subsidiary of MUFG and the Bank.

On May 1, 2019, Danamon and PT Bank Nusantara Parahyangan, Tbk. (“BNP”), a consolidated subsidiary of MUFG and the Bank, completed an absorption-type merger, in which Danamon was the surviving bank and BNP was the absorbed bank.

I.	Overview of the business combination

(1)	Name and business description of the acquired company

Name of the acquired company	PT Bank Danamon Indonesia, Tbk.
Business description	Commercial banking

(2)	Main objectives of the business combination

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

(3)	Date of the business combination

April 29, 2019

(4)	Legal form of the business combination

Consolidation of the company as a subsidiary through the acquisition of an additional equity interest

(5)	Company name after the business combination

PT Bank Danamon Indonesia, Tbk.

(6)	Ratio of the acquired voting rights in Danamon after the absorption-type merger

Ratio of the voting rights held immediately prior to the business combination	40.0%
Ratio of the additionally acquired voting rights	54.1%
Ratio of the voting rights after the acquisition	94.1%

II.	Period in which the acquired company’s operating results were reflected in the consolidated statements of income

The acquisition was reflected only in the consolidated balance sheet as of June 30, 2019. The acquired company’s operating results were not reflected in the consolidated statement of income for the three months ended June 30, 2019.

III.	Acquisition cost relating to the acquired company and components thereof

Consideration for the acquisition Cash	¥664,578 million
Acquisition cost	¥664,578 million

IV.	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc.	¥2,748 million

V.	Difference between the recorded acquisition cost relating to the acquired company and the sum of the acquisition costs relating to the transactions executed in phases for the acquisition

Gains on step acquisitions	¥2,105 million

VI.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1)	Amount of goodwill recorded

¥218,342 million

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations

(3)	Amortization method and amortization period

Straight-line method over 20 years

VII.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥1,698,833 million
	Of which, loans and bills discounted	¥948,933 million

(2) Amount of liabilities	Total liabilities	¥1,219,844 million
	Of which, deposits	¥861,690 million

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥141,351 million, which mainly consisted of ¥79,552 million of relationships with agents (amortization period of 13 years) and ¥29,803 million of core ordinary deposits (amortization period of 9 years).

(Additional Information)

(Acquisition of DVB Bank SE’s aviation finance division)

I.	Outline of the acquisition

MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, entered into an agreement for the purchase and transfer of DVB Bank SE’s (“DVB”) aviation finance division to the Bank and BOT Lease Co., Ltd. (“BOT Lease”), an equity method affiliate of both MUFG and the Bank on March 1, 2019.

Closing of the transaction is subject to the approvals of relevant authorities, as well as other conditions. This transaction is expected to be closed during the second half of 2019.

The asset purchase agreement provides for the entire aviation finance client lending portfolio (approximately €5.6 billion as of 30 June 2018, which is equivalent to approximately ¥716.3 billion at the rate of ¥127.91 to the euro), employees and other parts of the operating infrastructure to be transferred to the Bank. The transaction also includes the acquisition of DVB’s aviation investment management and asset management businesses which will be transferred to a newly established subsidiary of BOT Lease.

II.	Objectives of the transaction

The transaction is intended to improve MUFG’s ability to offer bespoke solutions to MUFG’s clients by enhancing MUFG’s Global CIB Business platform in terms of higher returns, portfolio diversification, broadening MUFG’s customer base and securing experienced professionals through the transaction.

DVB is part of Germany’s second-largest banking group as a subsidiary of DZ BANK AG Deutsche Zentral-Genossenschaftsbank. DVB, headquartered in Germany, specializes in the international finance business in the market of aviation, land transportation and shipping. DVB is a leading player of originating loans to passenger and freighter aircraft including narrow-body aircraft and wide-body aircraft in the aviation finance sector. DVB offers integrated financing solutions and advisory services.

12.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2018	2019
Basic earnings per common share	¥23.98	¥30.26
Diluted earnings per common share	23.89	30.20

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Profits attributable to owners of parent	¥315,000	¥391,067
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	315,000	391,067

	(in thousands)
	For the three months ended June 30,
	2018	2019
Average number of common shares during the period	13,132,250	12,922,469

	(in millions of yen)
	For the three months ended June 30,
	2018	2019
Diluted earnings per share
Adjustment to profits attributable to owners of parent	¥(1,148)	¥(719)
Adjustment related to dilutive shares of consolidated subsidiaries and others	(1,148)	(719)

	(in thousands)
	For the three months ended June 30,
	2018	2019
Increase in common shares	484	166

	For the three months ended June 30,
	2018	2019
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	—	Share subscription rights issued by equity method affiliates:
		Morgan Stanley
		Stock options and others — 6 million units as of March 31, 2019

13.	Subsequent Events

I.	Colonial First State Group Limited Subsidiaries became consolidated subsidiaries through a share acquisition

On October 31, 2018, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, entered into a Share Sale Deed with Australian financial group Commonwealth Bank of Australia (“CBA”) and its wholly-owned subsidiary Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), from the Seller (the “Transaction”), subject to applicable regulatory and other approvals and certain other conditions. Since all such conditions were subsequently satisfied, the Trust Bank completed the Transaction on August 2, 2019, and the CFSGAM subsidiaries became consolidated subsidiaries of MUFG and the Trust Bank. The aggregate consideration for the acquisition was approximately AUD 4.0 billion (approximately ¥300.0 billion at the rate of ¥75.0 to the AUD). However, the acquisition cost relating to the Transaction has not been determined since post-acquisition price adjustments are yet to be completed.

(1)	Overview of the business combination

(a)	Names, business description and scale of operations of the acquired companies

(i) Names of the acquired companies	Colonial First State Asset Management (Australia) Limited
Colonial First State Infrastructure Holdings Limited
Colonial First State Managed Infrastructure Limited
First State Investment Managers (Asia) Limited
First State Investments (UK Holdings) Limited
First State Investments (US) LLC
Realindex Investments Pty Limited
CFSGAM IP Holdings Pty Limited
CFSGAM Services Pty Ltd

(ii) Business description	Asset Management, etc.

(iii) Key locations	Sydney, Hong Kong, Singapore, London, Edinburgh, New York, etc.

(iv) Assets under management	AUD 218.4 billion (as of March 31, 2019)

(v) Operating income	AUD 343 million (for the fiscal year ended June 30, 2018)

(vi) Number of employees	858 (as of August 2, 2019)

(b)	Main objectives of the business combination

MUFG has stated in the current Medium-Term Business Plan that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

CFSGAM offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through the Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as one of the largest asset management firms in the Asia and Oceania region. MUFG aims to work together with CFSGAM to continue delivering value to our current and future clients.

(c)	Date of the business combination

August 2, 2019

(d)	Legal form of the business combination

Consolidation of the companies as subsidiaries through the acquisition of their shares

(e)	Ratio of the acquired voting rights

100%

II.	Redemption of Preferred Securities

MUFG approved redemption of all of the preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is a consolidated subsidiary of MUFG on May 27, 2019, and the Non-dilutive Preferred Securities were redeemed on July 25, 2019.

An outline of the redeemed Non-dilutive Preferred Securities is as follows.

Issuer	MUFG Capital Finance 8 Limited

Type of securities	Series A JPY-denominated fixed/floating rate non-cumulative preferred securities
The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2019 or thereafter.

Dividends	Dividend Rate 4.88% per annum (Fixed rate until July 2019) Floating rate after July 2019

Issue amount	JPY 90,000,000,000

Issue date	March 19, 2009

Redemption amount	JPY 90,000,000,000

Redemption price	JPY 10,000,000 per preferred security (equal to the issue price)